Cytomedix, Inc.
209 Perry Parkway, Suite 7
Gaithersburg, MD 20877

July 18, 2011

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn:	Amanda Ravitz, Assistant Director
Ruairi Regan, Staff Attorney

Re:	Cytomedix, Inc. - Registration Statement on Form S-1
(File No. 333-173463)

Dear Ms. Ravitz:

Please be advised that Cytomedix, Inc. (the “Company”) hereby requests withdrawal of the above-mentioned Registration Statement pursuant to Rules 477 and 478 of Regulation C promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”). The Registration Statement was originally filed on April 12, 2011, and later amended on May 9 and June 8, 2011, respectively. Because the continued registration of the previously registered securities is more appropriately effected by means of a post-effective amendment to the previously filed registration statement, the Company hereby requests that its Registration Statement be withdrawn. On June 30, 2011, the Company filed its post-effective amendment to, among other things, continue the registration of certain previously registered securities under the original registration statement.  As no securities were sold, or will be sold, pursuant to the Registration Statement, the Company hereby requests withdrawal of said Registration Statement (Registration No. 333-173463).

Pursuant to the requirements of Rule 477 under the Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Very truly yours,

/s/ Andrew Maslan
Name: Andrew Maslan
Title: Chief Financial Officer